Exhibit 99.1

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR RELEASE, PUBLICATION, DISTRIBUTION OR DISSEMINATION
DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES

PRESS RELEASE

DENISON COMPLETES BOUGHT DEAL PRIVATE PLACEMENT OF
FLOW-THROUGH SHARES FOR PROCEEDS OF $8 MILLION

Toronto, ON – March 3, 2021 Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: NYSE American) is pleased to announce that it has closed its bought deal private placement of common shares that qualify as “flow-through shares” for purposes of the Income Tax Act (Canada) (the "Flow-Through Shares"), previously announced on February 11, 2021.

Denison issued 5,926,000 Flow-Through Shares at a price of $1.35 per Flow-Through Share, for total gross proceeds of approximately $8 million (the “Offering”). Cantor Fitzgerald Canada Corporation and Haywood Securities Inc. acted as co-lead underwriters and joint bookrunners for the Offering.

David Cates, President and CEO of Denison, commented, “Our 2020 exploration program at Wheeler River resulted in the discovery of new high-grade uranium mineralization along the K-West conductive trend, and returned the best mineralized drill hole completed to date at Zone C of the Phoenix deposit. Both results point to the value of continued exploration in proximity to Phoenix – with the potential for the discovery and delineation of an ISR amenable uranium deposit that could become a satellite operation for the Company’s planned ISR processing plant at Wheeler River.”

The Company has agreed to use the gross proceeds from the sale of the Flow-Through Shares for “Canadian exploration expenses” (within the meaning of the Income Tax Act (Canada)), related to the Company’s Canadian uranium mining exploration projects in Saskatchewan. The Company has also agreed to renounce such Canadian exploration expenses with an effective date of no later than December 31, 2021.

The Flow-Through Shares issued in connection with the Offering are subject to a statutory hold period in accordance with applicable Canadian securities legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. The securities offered have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon by the accuracy or adequacy of the Prospectus Supplement or the Base Shelf Prospectus.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws and may not be offered or sold within the United States or to or for the account or benefit of a U.S. person (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Denison

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. The Company's flagship project is the 90% owned Wheeler River Uranium Project, which is the largest undeveloped uranium project in the infrastructure rich eastern portion of the Athabasca Basin region of northern Saskatchewan. Denison's interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture ("MLJV"), which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest and Midwest A deposits, and a 66.90% interest in the Tthe Heldeth Túé (“THT,” formerly J Zone) and Huskie deposits on the Waterbury Lake property. Each of Midwest, Midwest A, THT and Huskie are located within 20 kilometres of the McClean Lake mill.

Denison is engaged in mine decommissioning and environmental services through its Closed Mines group (formerly Denison Environmental Services), which manages Denison's Elliot Lake reclamation projects and provides post-closure mine care and maintenance services to a variety of industry and government clients.

Denison is also the manager of Uranium Participation Corporation, a publicly traded company listed on the TSX under the symbol 'U', which invests in uranium oxide in concentrates and uranium hexafluoride.

For more information, please contact

David Cates	(416) 979-1991 ext. 362
President and Chief Executive Officer

Sophia Shane	(604) 689-7842
Investor Relations

Follow Denison on Twitter	@DenisonMinesCo

Cautionary Statement Regarding Forward-Looking Statements
Certain information contained in this news release constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’, ‘be achieved’ or ‘has the potential to’.
In particular, this news release contains forward-looking information pertaining to: the use of proceeds from sales from the Offering, the potential for the discovery and delineation of an ISR amenable uranium deposit at Wheeler River that could become a satellite operation for the Company’s planned ISR processing plant, and Denison's expectations regarding its joint venture ownership interests and the continuity of its agreements with third parties.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. For example, if market conditions remain volatile and/or COVID-19 mitigation measures result in more social and economic disruptions, Denison may not use the proceeds of the Offering as herein described or at all or pursue its exploration, evaluation and environmental assessment activities or the intended purposes of the proceeds of the Offering, which could have significant impacts on Denison. Denison believes that the expectations reflected in this forward-looking information are reasonable and no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison’s Annual Information Form dated March 13, 2020 under the heading “Risk Factors”. These factors are not, and should not be construed as being exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this news release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this news release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this news release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.